Exhibit 99.1

Yatsen Announces Private Placement of Convertible Notes and Warrants

GUANGZHOU, China, March 11, 2026 – Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading China-based beauty group, today announced that the Company has entered into a definitive agreement with an investment vehicle (the “Purchaser”) affiliated with Trustar Capital and Mr. Jinfeng Huang, the Company’s founder, Chairman of the Board of Directors (the “Board”) and Chief Executive Officer. Pursuant to the agreement, the Purchaser will subscribe for RMB-denominated convertible senior notes in an aggregate principal amount equivalent to approximately US$120 million, to be issued in two equal tranches (the “First Note” and the “Second Note”; together, the “Notes”), together with warrants to purchase Class A ordinary shares of the Company (the “Warrants”). Mr. Huang is participating in this investment on a personal basis alongside Trustar Capital as a co-investor through the Purchaser, underscoring his strong confidence in the Company's long-term prospects.

Subject to closing conditions, the First Note is expected to be issued in or around March 2026, and the Second Note is expected to be issued later this year. The transaction has been reviewed and approved by the Board and its audit committee. The Company plans to use the net proceeds from the issuance of the Notes for future product research and development (“R&D”), global supply chain integration, overseas market expansion, and strategic mergers and acquisitions (“M&A”), and other corporate purposes, to further drive the Company’s business growth.

Mr. Jinfeng Huang, Founder, Chairman, and CEO of Yatsen, stated: “This investment underscores my unwavering confidence in Yatsen’s long-term trajectory and our team’s firm commitment to executing our strategic roadmap. In the face of a dynamic market environment, we remain dedicated to building a resilient, multi-brand beauty group. We are thrilled to welcome Trustar Capital’s world-class resources and deep industry expertise. Going forward, we will strengthen our strategic partnership to unlock new synergies, driving sustainable growth and value creation for our shareholders.”

Mr. Yichen Zhang, Chairman and CEO of CITIC Capital and Chairman of Trustar Capital, also commented: “We highly recognize Yatsen’s continued commitment to its strategic transformation, particularly its relentless focus on product portfolio optimization, organizational enhancement, and brand building, which have established a solid foundation for sustainable growth. This investment also reflects our deep confidence in Mr. Jinfeng Huang and his management team. They possess an exceptional global vision and have demonstrated strong capability in integrating global brands resources. Trustar Capital looks forward to leveraging this partnership to support Yatsen in integrating global resources through cross-border M&A, accelerating its evolution into a leading global beauty group.”

Beyond capital support, this transaction marks a deepening strategic alliance. Trustar Capital will leverage its extensive network to assist Yatsen in capturing strategic synergies across the beauty industry value chain. By drawing on Trustar Capital’s proven track record in cross-border acquisitions and post-merger integration, Yatsen aims to further its global expansion strategy and solidify its position in the global beauty market.

Terms of the Notes and the Warrants

The Notes will bear interest at a rate of 1.5% per annum, payable semi-annually. The First Note has an initial maturity of 364 days from issuance, which will automatically extend to five years upon the Company’s receipt of a foreign debt registration certificate from the National Development and Reform Commission of the People’s Republic of China (the “NDRC Certificate”). The Second Note, if issued following the satisfaction of the applicable closing conditions (including receipt of the NDRC Certificate), will mature on the fifth anniversary of the issue date of the First Note. Following an initial period of 364 days from the issue date of the First Note, the Notes may be converted into the Company’s

Exhibit 99.1

Class A ordinary shares or American depositary shares (“ADSs”), each currently representing twenty Class A ordinary shares, subject to the terms of the Notes. The conversion price is $4.63, reflecting a premium of 20% above the volume weighted average price of the ADSs for the five consecutive trading days prior to, and including, the trading day immediately preceding the date of the note purchase agreement. At each closing, the Company will also issue the Warrants entitling the Warrant holder to acquire, on a cashless basis, a number of Class A ordinary shares equal in the aggregate to one-tenth of the Class A ordinary shares issued upon conversion of the corresponding Note, at an exercise price of US$0.50 per Class A ordinary share (equivalent to US$10.00 per ADS). Holders of the Notes have the right to require the Company to repurchase all or part of the Notes for cash on the third anniversary of the issue date of the First Note at a repurchase price reflecting a 4% internal rate of return (with any interests already paid deducted from the amount payable). The Company has also agreed to grant the Purchaser certain registration rights with respect to the Class A ordinary shares issuable upon conversion of the Notes and exercise of the Warrants.

The issuance of the securities under this transaction has not been registered and is exempt from registration under the Securities Act of 1933, as amended. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About Trustar Capital

Trustar Capital (the private equity affiliate of CITIC Capital Holdings Limited), focuses on control buyout opportunities globally and has completed over 100 investments since inception across China, Japan, U.S., Europe, etc. Trustar Capital currently manages US$10.2 billion of committed capital. Trustar Capital possesses profound investment expertise within the beauty industry. Its portfolio includes Axilone, one of the world's leading primary beauty packaging providers, which serves many prestigious global brands. Furthermore, Trustar Capital’s extensive footprint in the pharmaceutical and biotechnology sectors positions it to provide critical support for the Company’s cutting-edge product R&D. Trustar Capital also brings a proven track record in driving digital transformation.

For more information, please visit www.trustarcapital.com.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading China-based beauty group with the vision of becoming a world-class pioneer in beauty innovation. Founded in 2016, the Company has launched and acquired numerous color cosmetics and skincare brands including Perfect Diary, Little Ondine, Pink Bear, Galénic, DR.WU (its mainland China business), and Eve Lom.

For more information, please visit http://ir.yatsenglobal.com/.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs,

Exhibit 99.1

plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com